Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in the Amendment No. 7 to the Registration Statement on Form S-1 of Akers Biosciences, Inc. of our report, dated July 23, 2013 (except for Note 19 as to which the date is November 26, 2013), with respect to the consolidated balance sheets of Akers Biosciences, Inc. and its Subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the caption “Experts” in such Prospectus.

/s/ Morison Cogen LLP

1/23/2014

Bala Cynwyd, Pennsylvania